EXHIBIT 99(a)

MCINTOSH BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2002 and 2001

(with Independent Accountants’ Report thereon)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
McIntosh Bancshares, Inc.
Jackson, Georgia

We have audited the accompanying consolidated balance sheets of McIntosh Bancshares, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of McIntosh Bancshares, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia
January 17, 2003

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2001

	2002	2001

Assets
Cash and due from banks	$5,981,108	6,780,615
Interest bearing deposits with FHLB	2,907,833	2,945,374
Federal funds sold	2,636,000	16,926,000
Investment securities held to maturity (market value of $2,612,143 and $2,977,501)	2,484,428	2,842,383
Investment securities available for sale	42,692,053	34,315,492
Other investments	1,234,992	1,106,492
Loans	175,996,572	160,120,711
Less allowance for loan losses	(2,839,548)	(2,477,853)

Loans, net	173,157,024	157,642,858

Premises and equipment, net	4,519,299	4,006,647
Accrued interest receivable	1,742,107	1,748,434
Other assets	6,068,914	4,400,108

	$243,423,758	232,714,403

Liabilities and Stockholders’ Equity
Deposits:
Demand	$20,276,906	17,902,552
Money market and NOW accounts	71,525,326	74,386,185
Savings	9,048,828	8,759,197
Time deposits of $100,000 or more	39,797,893	37,711,668
Time deposits	64,047,301	65,410,746

Total deposits	204,696,254	204,170,348

Borrowed funds	13,000,000	6,000,000
Accrued interest payable and other liabilities	1,817,443	1,826,554

Total liabilities	219,513,697	211,996,902

Commitments

Stockholders’ equity:
Common stock, par value $2.50; 5,000,000 shares authorized, 1,119,409 shares issued and outstanding	2,798,523	2,798,523
Surplus	8,905,393	8,905,393
Retained earnings	11,318,426	8,569,174
Accumulated other comprehensive income	887,719	444,411

Total stockholders’ equity	23,910,061	20,717,501

	$243,423,758	232,714,403

See accompanying notes to consolidated financial statements.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Earnings

For the Years Ended December 31, 2002 and 2001

	2002	2001

Interest income:
Loans, including fees	$13,542,782	14,847,784
Interest on investment securities:
U. S. Treasury, U. S. Government agency and Mortgage-backed securities	1,485,878	1,222,996
State, county and municipal	554,685	557,592
Other investments	108,990	100,475
Federal funds sold and deposits with FHLB	144,594	393,981

Total interest income	15,836,929	17,122,828

Interest expense:
Interest-bearing demand and money market	997,082	1,647,983
Savings	99,692	188,148
Time deposits of $100,000 or more	1,711,060	2,301,555
Other time deposits	2,849,673	3,991,413
Other	386,688	404,360

Total interest expense	6,044,195	8,533,459

Net interest income	9,792,734	8,589,369

Provision for loan losses	437,132	130,501

Net interest income after provision for loan losses	9,355,602	8,458,868

Other income:
Service charges	1,635,414	1,308,924
Investment securities gains	—	2,459
Other real estate gains (losses)	(22,531)	—
Gain (loss) on sales of equipment	(43,965)	525
Other income	1,231,120	1,021,417

Total other income	2,800,038	2,333,325

Other expenses:
Salaries and employee benefits	4,773,576	4,414,670
Occupancy and equipment	891,712	857,130
Other operating	2,015,429	1,904,434

Total other expenses	7,680,717	7,176,234

Earnings before income taxes	4,474,923	3,615,959

Income tax expense	1,389,849	1,042,676

Net earnings	$3,085,074	2,573,283

Basic earnings per common share	2.76	2.30

Diluted earnings per common share	2.76	2.30

See accompanying notes to consolidated financial statements.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2002 and 2001

	2002	2001

Net earnings	$3,085,074	2,573,283
Other comprehensive income, net of income taxes:
Unrealized gains (losses) on securitics available for sale: Holding gains (losses) arising during the period, net of tax of $228,371 and $185,315	443,308	359,729

Total comprehensive income	443,308	359,729

Comprehensive income	$3,528,382	2,933,012

See accompanying notes to consolidated financial statements.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2002 and 2001

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balance, December 31, 2000	$2,798,523	8,905,393	6,130,220	84,682	17,918,818

Net earnings	—	—	2,573,283	—	2,573,283

Change in unrealized gains on securities available for sale	—	—	—	359,729	359,729

Cash dividend paid, $.12 per share	—	—	(134,329)	—	(134,329)

Balance, December 31, 2001	2,798,523	8,905,393	8,569,174	444,411	20,717,501

Net earnings	—	—	3,085,074	—	3,085,074

Change in unrealized gains on securities available for sale	—	—	—	443,308	443,308

Cash dividend paid, $.30 per share	—	—	(335,822)	—	(335,822)

Balance, December 31, 2002	$2,798,523	8,905,393	11,318,426	887,719	23,910,061

See accompanying notes to consolidated financial statements.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001

Cash flows from operating activities:
Net earnings	$3,085,074	2,573,283
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, accretion and amortization	599,028	503,205
Gain (Loss) on sale of securities	—	(2,459)
Provision for loan losses	437,132	130,501
Provision for deferred income taxes	(109,600)	(83,894)
Loss on disposal of equipment	43,965	(525)
Loss on sale of other real estate	22,531	—
Change in:
Accrued interest receivable and other assets	(2,479,347)	(758,714)
Accrued interest payable and other liabilities	(9,111)	739,346

Net cash provided by operating activities	1,589,672	3,100,743

Cash flows from investing activities:
Proceeds from maturities and paydowns of securities available for sale	14,196,427	18,634,240
Proceeds from maturities and paydowns of securities held to maturity	371,000	876,776
Proceeds from sales of securities available for sale	—	152,795
Proceeds from sales of equipment	16,675	—
Proceeds from sales of other real estate	245,636	—
Purchases of securities available for sale	(22,056,446)	(20,487,929)
Purchases of other investments	(128,500)	(19,500)
Not change in loans	(15,951,298)	(4,443,083)
Purchases of premises and equipment	(600,297)	(207,666)

Net cash used by investing activities	(23,906,803)	(5,494,367)

Cash flows from financing activities:
Net change in deposits	525,905	23,246,585
Change in other borrowed funds	7,000,000	(2,000,000)
Dividends paid	(335,822)	(134,329)

Net cash provided by financing activities	7,190,083	21,112,256

Net increase (decrease) in cash and cash equivalents	(15,127,048)	18,718,632

Cash and cash equivalents, beginning of year	26,651,989	7,933,357

Cash and cash equivalents, end of year	$11,524,941	26,651,989

Supplemental schedule of noncash investing and financing activities:
Change in net unrealized gain/loss on investment securities available-for-sale, net of tax	$443,308	359,729

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$6,160,590	8,741,797
Income taxes	1,540,000	956,000

See accompanying notes to consolidated financial statements.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)       Summary of Significant Accounting Policies

McIntosh Bancshares, Inc. and subsidiaries provides a full range of banking and bank-related services to individual and corporate customers in the Georgia counties of Butts, Jasper and Henry and surrounding areas. McIntosh Bancshares, Inc. and subsidiaries are subject to competition from other financial institutions and are also subject to the regulations of certain governmental agencies and undergo periodic examinations by those regulatory authorities.

The accounting and reporting policies of McIntosh Bancshares, Inc. and subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a summary of the significant accounting policies.

Basis of Presentation

The consolidated financial statements include the accounts of McIntosh Bancshares, Inc (the “Parent Company”) and its wholly-owned subsidiaries, McIntosh State Bank (the “Bank”) and McIntosh Financial Services, Inc., collectively known as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the market valuation reserve on investment securities available for sale. Management believes that the allowance for loan losses is adequate and the market valuation reserve is appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with the Federal Home Loan Bank (FHLB) and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment Securities

Investment securities held to maturity are reported at cost, adjusted for amortization of premium and accretion of discount. Investment securities available for sale are reported at fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity, net of the related tax effect. Other investments are reported at cost and, accordingly, earnings are reported when interest is accrued or when dividends are received.

Premium and discount on all investment securities are amortized and accreted, respectively, to interest income on the straight-line and interest methods over the period to the maturity of the related investment. Premium and discount on mortgage-backed securities are amortized and accreted, respectively, to interest income using a method which approximates a level yield over the period to maturity of the related security, taking into consideration assumed prepayment patterns.

A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Gains or losses on disposition are computed by the specific identification method for all securities.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)       Summary of Significant Accounting Policies, continued

Loans

Loans are reported at the gross amount outstanding net of the valuation allowance for loan losses. Interest income is generally recognized over the terms of the loans based on the principal amount outstanding. Loan origination fees and direct origination costs, which are approximately the same on most loans, are recognized at the time the loan is recorded on the books. If the collectibility of interest appears doubtful, accrual is discontinued. Accrued interest, which appears doubtful of collection, is reversed against interest income if accrued in the current year or charged to the allowance for loan losses if accrued in prior years. Payments received on non-accrual loans are recorded as a reduction to the loan’s balance. Accrual of interest is resumed if management believes a borrower’s financial position has improved.

A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Interest income from impaired loans is recognized when received.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. The allowance represents an amount which, in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible. The Bank’s practice is to charge-off loans when they become 120 days past due or are rated loss. Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans and takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality and review of specific problem loans.

Periodic revisions arc made to the allowance when circumstances which necessitate such revisions become known. Recognized losses are charged to the allowance for loan losses, while subsequent recoveries are added to the allowance.

Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation. For financial reporting purposes, depreciation is computed using primarily the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred, while major renewals and betterments are capitalized. For federal tax reporting purposes, depreciation is computed using primarily accelerated methods.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred lax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)       Summary of Significant Accounting Policies, continued

Goodwill and Intangible Assets

In July 1996, the Company acquired certain assets and assumed certain liabilities of another bank’s branch office in Monticello, Georgia. The transaction resulted in other intangible assets that have been amortized assuming a 10-year life.

On October 1, 2002, the Company adopted SFAS No. 147, “Acquisitions of Certain Financial Institutions.” SFAS No. 147 states that the excess of the fair value of liabilities assumed over the fair value of assets acquired in a business combination represents goodwill that should be accounted for under SFAS No. 142, “Goodwill and Other Intangible Assets.” Therefore, the remaining amount of this excess purchase price, which amounts to $600,743 at January 1, 2002, will no longer be amortized. However, the goodwill will be subject to an annual impairment test and if found to be impaired, will be written down to its fair value through a charge to earnings. Prior to adoption, annual amortization expense totaled $128,735 before income taxes.

Earnings Per Common Share

Earnings per common share has been computed based on the weighted average number of shares outstanding during the period, which totaled 1,119,409 for the years ended December 31, 2002 and 2001. The basic earnings per share calculation has been adjusted to reflect the impact of dilutive securities in the form of stock options. The basic and diluted earnings per share for 2002 and 2001 are as follows,

	Net Earnings	Common Share	Per share Amount

For the year ended December 31, 2001
Basic earnings per share	$2,573,283	1,119,409	2.30
Effect of dilutive securities	—	176	—

Diluted earnings per share	$2,573,283	1,119,585	2.30

For the year ended December 31, 2002
Basic earnings per share	$3,085,074	1,119,409	2.76
Effect of dilutive securities	—	—	—

Diluted earnings per share	$3,085,074	1,119,409	2.76

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 will be effective for the Company on January 1, 2003 and addresses the accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company believes the adoption of SFAS No. 143 will not have a material impact on its financial position, results of operations or liquidity.

In April 2002, the FASB issued SFAS No. 145, “Rescission of Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections.” Prior to the issuance of SFAS No. 145, net gains or losses resulting from the extinguishments of debt that were included in the income statement were classified as an extraordinary item, net of related income tax effect. Under the provisions of SFAS No. 145, these gains and losses will be classified as extraordinary items only if they meet the definition of that term. The gain or loss must be unusual in nature and infrequent in occurrence. The Company believes the adoption of SFAS No. 145 will not have a material impact on its financial position, results of operations or liquidity.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(1)       Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In June 2002, the FASB issued SFAS No, 146, “Accounting for Costs Associated With Exit or Disposal Activities.” SFAS No. 146, effective for affected activities occurring after December 31, 2002, addresses accounting for costs associated with exit or disposal activities. Such costs include, but are not limited to termination benefits, contract terminations, and costs to consolidate facilities or relocate employees. The Company believes the adoption of SFAS No. 146 will not have a material impact on its financial position, results of operations or liquidity.

(2)       Cash and Due from Banks

The Bank is required to maintain average reserve balances with the Federal Reserve Bank on deposit with national banks or in cash. At December 31, 2002 and 2001, the Bank’s reserve requirement was approximately $1,567,000 and $1,145,000, respectively. The Bank maintained cash balances which were adequate to meet the requirements.

(3)       Investment Securities

Investment securities at December 31, 2002 and 2001 are as follows:

	December 31, 2002

Securities Held to Maturity :	Carrying Value	Unrealized Gains	Unrealized Losses	Market Value

States and political subdivisions	$2,484,428	127,715	—	2,612,143

	December 31, 2001

	Carrying Value	Unrealized Gains	Unrealized Losses	Market Value

States and political subdivisions	$2,842,383	135,118	—	2,977,501

	December 31, 2002

Securities Available for Sale:	Carrying Value	Unrealized Gains	Unrealized Losses	Market Value

U.S. Government Agencies and corporations	$17,900,901	574,380	—	18,475,281
Mortgage-backed securities	13,175,208	239,604	8,215	13,406,597
States and political subdivisions	9,270,915	541,778	2,518	9,810,175
Corporate debt securities	1,000,000	—	—	1,000,000

	$41,347,024	1,355,762	10,733	42,692,053

	December 31, 2001

	Carrying Value	Unrealized Gains	Unrealized Losses	Market Value

U.S. Treasury securities	$499,481	15,050	—	514,531
U.S. Government Agencies and corporations	14,817,372	372,095	7,905	15,181,562
Mortgage-backed securities	9,142,428	82,213	3,981	9,220,660
States and political subdivisions	8,182,861	225,558	9,680	8,398,739
Corporate debt securities	1,000,000	—	—	1,000,000

	$33,642,142	694,916	21,566	34,315,492

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(3)       Investment Securities, continued

Other investments are comprised of the following:

	2002	2001

Federal Home Loan Bank	$650,000	521,500
Community Financial Services, Inc.	335,029	335,029
Nexity Financial Corporation	249,963	249,963

	$1,234,992	1,106,492

The carrying value and estimated market value of investment securities held to maturity and the amortized cost and estimated market value of investment securities available for sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Investment Securities Held to Maturity		Investment Securities Available for Sale

	Amortized Cost	Market Value	Amortized Cost	Market Value

Due in one year or less	$515,046	526,743	2,412,582	2,495,010
Due after one year through five years	1,795,478	1,892,902	18,342,542	19,062,807
Due after five years through ten years	173,904	192,498	6,024,531	6,334,267
Due after ten years	—	—	1,392,161	1,393,372
Mortgage-backed securities	—	—	13,175,208	13,406,597

	$2,484,428	2,612,143	41,347 024	42,692,053

Proceeds from sales of securities available for sale during 2001 were $152,795, which resulted in realized gains of $2,459. There were no sales in 2002.

Investment securities with a carrying value of $28,868,212 and $26,877,368 at December 31, 2002 and 2001, respectively, were pledged to secure public funds and certain other deposits as required by law.

(4)       Loans

Major classifications of loans at December 31, 2002 and 2001 are summarized as follows:

	2002	2001

Commercial, financial and agricultural	$22,854,370	16,512,024
Real estate - mortgage	106,897,967	96,992,193
Real estate - construction	31,532,974	31,850,240
Consumer	13,834,551	14,052,110
Tax-exempt	876,710	714,144

	175, 996,572	160,120,711
Less: Allowance for loan losses	(2,839,548)	(2,477,853)

	$173,157,024	157,642,858

The Bank grants loans and extensions of credit to individuals and a variety of businesses and corporations located in its general trade area of Butts, Jasper and Henry counties as well as other adjoining counties in Georgia. Although the Bank has a diversified portfolio, a substantial portion is secured by improved and unimproved real estate and is dependent on the real estate market.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(4)       Loans, continued

The following is a summary of activity in the allowance for loan losses:

	2002	2001

Balance at beginning of year	$2,477,853	2,456,825
Provision charged to expense	437,132	130,501
Loans charged off	(96,929)	(127,241)
Recoveries of loans previously charged off	21,492	17,768

Balance at end of year	$2,839,548	2,477,853

(5)       Premises and Equipment

Premises and equipment are comprised of the following:

	2002	2001

Land	$531,512	531,512
Buildings	3,367,228	3,066,640
Furniture, fixtures and equipment	2,833,024	3,307,257
Construction in Process	429,931	—

	7,161,695	6,905,409
Less accumulated depreciation	(2,642,396)	(2,898,762)

	$4,519,299	4,006,647

Depreciation expense totaled approximately $457,000 and $459,000 in 2002 and 2001, respectively.

(6)       Goodwill and Intangible Assets

As stated in note 1, the Company adopted SFAS No. 142 effective January 1, 2002, which resulted in the cessation of goodwill amortization. The following table provides the results of 2002 and 2001 net earnings and earnings per share as if SFAS No. 147 had been adopted as of January 1, 2001:

	2002	2001

Reported net income	$3,085,073	2,573,283
Goodwill amortization (after tax)	—	89,468

Adjusted net income	$3,085,073	2,662,751

Basic earnings per share:
Reported net income	$2.76	2.30
Goodwill amortization	—	0.08

Adjusted net income	$2.76	2.38

Diluted earnings per share:
Reported net income	$2.76	2.30
Goodwill amortization	—	0.08

Adjusted net income	$2.76	2.38

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(7)       Deposits

Maturities of time deposits at December 31, 2002 are as follows:

Maturing in:
2003	$63,268,604
2004	12,550,588
2005	11,412,185
2006	6,076,240
2007 and thereafter	10,537,577

$103,845,194

(8)       Other Borrowed Funds

The Bank has invested in FHLB stock for the purpose of establishing credit lines with the FHLB. Total one-to-four family residential mortgage loans amount to $39,699,873 at December 31, 2002. Any advances are secured by the Bank’s one-to-four family residential mortgage loans. Outstanding borrowings totaled $13,000,000 and $6,000,000 at December 31, 2002 and 2001, respectively. The advances outstanding at December 31, 2002 carrying fixed and variable interest rates ranging from 2.88 to 5.71 percent per annum, require monthly or quarterly payments of interest only and mature through September 4, 2012. The FHLB has the option to convert a $5,000,000 and $2,000,000 advance in September 2005 and September 2007, respectively, to advances bearing interest based on the three-month floating LIBOR rate. At December 31, 2002, total credit availability for the Bank amounted to $17,600,000.

(9)       Income Taxes

The following are the components of income tax expense:

	2002	2001

Current	$1,499,449	1,126,660
Deferred	(109,600)	(83,984)

Total income tax expense	$1,389,849	1,042,676

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	2002	2001

Income taxes computed at federal statutory tax rate	$1,521,473	1,226,366
Increase (decrease) resulting from:
Tax-exempt interest	(201,534)	(238,717)
Nondeductible interest on tax-exempt investments	21,768	39,527
Other, net	48,142	15,500

	$1,389,849	1,042,676

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(9)       Income Taxes, continued

The following summarizes the components of the net deferred tax asset. The deferred tax asset is included as a component of other assets at December 31, 2002 and 2001:

	2002	2001

Deferred income tax assets:
Allowance for loan losses	$1,049,256	887,347
Pension plan contributions	40,389	39,895
Deferred compensation	122,401	86,715
Amortization	43,792	86,872

Total gross deferred tax assets	1,255,838	1,100,829

Deferred income tax liabilities:
Accumulated depreciation on premises and equipment	(216,636)	(159,078)
Unrealized gain on investment securities available for sale	(457,310)	(228,939)
Deferred loan costs	(3,917)	(16,066)

Total gross deferred tax liabilities	(677,863)	(404,083)

Net deferred income tax asset	$577,975	696,746

(10)     Employee Benefit and Deferred Compensation Plans

The Parent Company sponsors a defined benefit pension plan covering substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Parent Company and compensation rates for the last five years. Contributions to the plan reflect benefits attributed to employees’ services to date, as well as services expected to be performed in the future.

Pension expense includes the following components:

	2002	2001

Service cost of the current period	$115,736	92,304
Interest cost on the projected benefit obligation	75,377	55,354
Return on plan assets	(56,745)	(48,919)
Net amortization of prior service cost, transaction liability, and net gain	(14,870)	(8,901)

Pension expense, net	$119,498	89,838

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(10)     Employees Benefit and Deferred Compensation Plans, continued

The following sets forth the funded status of the plan and the amounts included in the accompanying balance sheet:

	2002	2001

Acctuarial present value of benefit obligations
Vested benefit obligation	$590,028	440,386

Accumulated benefit obligation	630,011	468,735

Projected benefit obligation	1,340,955	946,987
Fair value of assets held in the plan	623,661	629,799

Unfunded excess of projected benefit obligation over planned assets	717,294	317,188

Net unrecognized gain from changes in assumptions for weighted average discount rate, expected long-term rate of return on assets, mortality tables, and other actuarial assumptions, addition of participants and projected earnings	(619,287)	(220,529)
Unamortized liability at transition	10,565	12,163

Accrued pension expense liability	$108,572	108,822

The following table sets forth the assumptions used to compute the estimated pension liability;

	2002	2001

Weighted average discount rate—projected benefit obligation	6.75%	7.50%
Increase in future compensation levels	5.00%	5.00%
Expected long-term rate of return	8.25%	8.25%

The Parent Company uses the straight-line method of amortization for prior service cost and unrecognized gains and losses. The Parent Company contributed $119,498 and $89,838 to the plan in 2002 and 2001, respectively.

The Parent Company sponsors an Internal Revenue Code Section 401(k) Employee Savings Plan that permits an employee to defer annual cash compensation. The Parent Company’s Board of Directors determines the Parent Company’s contribution, which were approximately $294,000 and $266,000 in 2002 and 2001, respectively.

In 1999, the Bank entered into salary continuation agreements with its chief executive officer and three other officers. In 2002 and 2001, the Bank expensed $98,285 and $89,037, respectively, for the accrual of future salary continuation benefits. The Bank has elected to fund the salary continuation liability with single premium universal life insurance policies. In 2002 and 2001, cash value income totaled $178,186 and $130,551, respectively. As of December 31, 2002 and 2001, other assets included $4,470,456 and $2,622,569, respectively, in surrender value, and other liabilities included salary continuation benefits payable of $332,890 and $234,674, respectively.

The Bank also maintains split dollar insurance on its chief executive officer. In 2002 and 2001, the increase in cash surrender value recorded in income totaled $10,982 and $11,279, respectively. As of December 31, 2002 and 2001, other assets includes accrued cash surrender value of $145,751 and $134,769, respectively.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(11)     Stock Option Plan

The Company has a Stock Option Plan under which a maximum of 48,125 shares of Common Stock have been reserved. Options are granted with exercise prices equal to the fair market value of the stock at the date of grant. These options expire 10 years from the grant date and are 20% vested each year for 5 years. The Plan provides that upon exercise, the number of options awarded will be adjusted for any stock dividends occurring since the grant date. Therefore, the number of shares granted and the weighted average exercise prices have been adjusted for any stock dividends that have been declared since the first options were granted under the Plan.

SFAS No. 123, “Accounting for Stock Based Compensation,” encourages, but does not require, entities to compute the fair value of options at the date of grant and to recognize such costs as compensation expense. As allowed under SFAS No. 123, the Company measures compensation costs for the option plan using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Therefore, no compensation expense has been recognized in 2002 and 2001 related to the stock option plans. There have been no options granted during the periods presented.

A summary status of the Company’s Stock Option Plan as of December 31, 2002 and 2001, and changes during the years ending on those dates is as follows:

	2002		2001

	Option Shares	Weighted Average Option Price Per Share	Option Shares	Weighted Average Option Price Per Share

Outstanding, beginning of year	30,938	$32.73	30,938	$32.73
Granted during the year	—	—	—	—

Outstanding, end of year	30,938	$32.73	30,938	$32.73

Number of shares exercisable	18,564		12,376

The weighted average remaining contractual life of the options granted is 6.5 years as of December 31, 2002.

(12)     Related Party Transactions

As of December 31, 2002 and 2001, the Bank had direct and indirect loans outstanding to or for the benefit of certain of the Bank’s executive officers, directors, and their related interests of $2,716,031 and $2,855,907, respectively. During 2002 and 2001, $11,224,052 and $8,177,111 of such loans were made and repayments totaled $11,363,928 and $8,767,086, respectively. These loans were made in the ordinary course of business in conformity with normal credit terms, including interest rates and collateral requirements prevailing at the time for comparable transactions with other borrowers. These individuals and their related interests also maintain customary demand and time deposit accounts at the Bank which amounted to $2,926,358 at December 31, 2002.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(13)     Stockholders’ Equity

The Parent Company and the Bank are subject to various capital requirements administered by the regulatory authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following tables) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be considered well capitalized and adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Company must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based ratios as set forth in the tables. The Company’s actual capital amounts and ratios are also presented in the following tables. Capital levels at the Parent Company approximate those of the Bank.

	Well Capitalized Requirement		Adequately Capitalized Requirement		Actual

	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2002
Tier 1 Capital
(to Average Assets)	$12,119,000	5.0%	$7,271,000	3.0%	$22,153,000	9.1%
Tier 1 Capital
(to Risk Weighted Assets)	$10,994,000	6.0%	$7,329,000	4.0%	$22,153,000	12,1%
Total Capital
(to Risk Weighted Assets)	$18,315,000	10.0%	$14,652,000	8.0%	$24,450,000	13.4%

December 31, 2001
Tier 1 Capital
(to Average Assets)	$11,376,000	5.0%	$6,826,000	3.0%	$19,304,000	8.5%
Tier 1 Capital
(to Risk Weighted Assets)	$10,004,000	6.0%	$6,669,000	4.0%	$19,304,000	11.6%
Total Capital
(to Risk Weighted Assets)	$16,673,000	10.0%	$13,338,000	8.0%	$21,393,000	12.8%

Management believes, as of December 31, 2002, that the Parent Company and the Bank meet all capital requirements to which they are subject.

Banking regulations limit the amount of dividends which the Bank may pay without obtaining prior approval. Under current state banking laws, the approval of the Georgia Department of Banking and Finance will be required if the total of all dividends declared in the calendar year exceeds 50 percent of the net profits for the previous calendar year, and the ratio of equity capital to adjusted total assets is less than 6 percent. At December 31, 2002, stockholders’ equity of the Bank available for the payment of dividends after that date to the Parent Company without prior regulatory approval was approximately $1,549,000.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(14)     Off-Balance-Sheet Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2002 and 2001, commitments to extend credit totaled $33,255,737 and $21,631,366, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At December 31, 2002 and 2001, commitments under letters of credit aggregated $765,924 and $717,000, respectively. In 2002 and 2001, the Bank was not required to perform on any letters of credit.

The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the other party. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties on those commitments for which collateral is deemed necessary.

(15)     Fair Value of Financial Instruments

The assumptions used in the estimation of the fair value of the Company’s financial instruments arc detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment Securities - Fair values for investment securities are based on quoted market prices.

Loans - The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Other Investments - The carrying value of other investments is estimated to approximate fair value.

Cash Surrender Value of Life Insurance - The carrying value of cash surrender value of life insurance approximates fair value.

Deposits - The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(15)     Fair Value of Financial Instruments, continued

Other Borrowed Funds

The fair value of the FHLB variable and fixed rate borrowings approximate their carrying value.

Commitments to Extend Credit and Standby Letters of Credit

Off-balance sheet financial instruments (commitments to extend credit and stand-by letters of credit) are generally short-term and at variable interest rates. Therefore, both the carrying value and the fair value associated with these instruments is immaterial.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2002 and 2001 are as follows:

	December 31. 2002		December 31, 2001

	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Financial assets;
Cash and cash equivalents	$11,524,941	11,524,941	26,651,989	26,651,989
Investment securities	43,831,452	45,304,196	37,157,875	37,292,993
Other investments	1,234,992	1,234,992	1,106,492	1,106,492
Loans	173,157,024	177,417,644	157,642,858	160,711,221
Cash surrender value of life insurance	4,616,207	4,616,207	2,757,338	2,757,338
Financial liabilities:
Deposits	$204,696,254	207,565,243	204,170,348	207,051,660
Other borrowed funds	13,000,000	13,000,000	6,000,000	6,000,000

Due to the short-term duration of most of the off-balance-sheet financial instruments (commitments to extend credit and stand-by letters of credit), management has chosen not to defer any fees associated with those instruments. Additionally, most of the off-balance-sheet financial instruments (or their underlying credit instrument) carry variable rates. Therefore, management has determined that both the carrying value and the fair value associated with the off-balance-sheet financial instruments is immaterial.

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(16)     Condensed Financial Information of McIntosh Bancshares, Inc.

Condensed Balance Sheets
(Parent Only)

	2002	2001

Assets
Cash	$64,359	197,280
Investment in McIntosh State Bank subsidiary	23,641,973	20,349,831
Investment in McIntosh financial Services, Inc. subsidiary	46,838	30,676
Other investments	249,963	249,963

Total assets	$24,003,133	20,827,750

Liabilities and Stockholders’ Equity
Other liabilities	$93,072	110,249

Total liabilities	93,072	110,249

Stockholders’ equity:
Common stock	2,798,523	2,798,523
Surplus	8,905,393	8,905,393
Retained earnings	11,318,426	8,569,174
Accumulated other comprehensive income	887,719	444,411

Total stockholders’ equity	23,910,061	20,717,501

	$24,003,133	20,827,750

Condensed Statements of Earnings
(Parent Only)

	2002	2001

Other income	$—	35,926
Dividend from Bank subsidiary	250,000	175,000
Operating expenses	(45,421)	(46,922)

Income before income tax benefit and equity in undistributed earnings of subsidiaries	204,579	164,004
Income tax benefit	15,500	4,051

Income before equity in undistributed earnings of subsidiaries	220,079	168,055
Equity in undistributed earnings of subsidiaries	2,864,995	2,405,228

Net earnings	$3,085,074	2,573,283

MCINTOSH BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, continued

(16)     Condensed Financial Information of McIntosh Bancshares, Inc., continued

Condensed Statements of Cash Flows
(Parent Only)

	2002	2001

Cash flows from operating activities:
Net earnings	$3,085,074	2,573,283
Adjustments to reconcile net earnings to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(2,864,995)	(2,405,228)
Change in due from subsidiary	—	105,799
Change in other liabilities	(17,177)	(129,561)

Net cash provided by operating activities	202,902	144,293

Cash flows from financing activities, consisting of dividends paid	(335,823)	(134,329)

Net cash flows used by financing activities	(335,823)	(134,329)

Net change in cash	(132,921)	9,964
Cash at beginning of year	197,280	187,316

Cash at end of year	$64,359	197,280

(17)     Miscellaneous Operating Expenses

Significant components of other operating expenses in excess of 1% of interest and other income for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Professional fees	$ 286,469	188,428